SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

1.              DATE, TIME AND PLACE: On April 13, 2021, at 3:00 pm, in an exclusively digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Comissão de Valores Mobiliários(“CVM”) Normative Rule no. 481, of December 17, 2009 (“CVM Rule 481”), as amended by CVM Rule no. 622, of April 17, 2020. According to article 4, paragraph 3 of CVM Rule 481, this Annual and Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company,” respectively) was considered to be held at the Company's headquarters, located at Rua Eteno, nº 1.561, Camaçari, Polo Petroquimico, in the City of Camaçari, State of Bahia, Zip Code 42810-000, Brazil.

2.              CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404 of December 15, 1976 (“Corporation Law”), in the “Diário Oficial da Bahia” and in the newspaper “O Correio da Bahia” newspapers, in their respective editions of March 12, 13 and 16, 2021 and March 12, 13 and 15, 2021.

3.              PUBLICATIONS: The following documents were published in accordance with Article 133 of the Brazilian Corporation Law: (i) Notice to Shareholders stating that the documents and information related to the matters on the agenda, including the Management Report on corporate affairs and the main administrative facts for the year ended December 31, 2020, a copy of the Financial Statements accompanied by the respective Explanatory Notes and the Report and Opinion of Grant Thornton Auditores Independentes, the Company's independent auditor, as well as the Fiscal Council's Opinion, were made available to shareholders at the Company's headquarters, as published in the newspaper “O Correio da Bahia” in the editions of March 12, 13 and 15, 2021 and in the “Official Gazette of the State of Bahia” in the editions of March 12, 13 and 16, 2021; and (ii) Management Report on the business and the main administrative facts of the fiscal year ended on December 31, 2020, the Financial Statements accompanied by the respective Explanatory Notes and the Report and Opinion of Grant Thornton Auditores Independentes, the Company's independent auditor, as well as the Fiscal Council's Opinion, all related to the fiscal year ended on December 31, 2020, dated March 10, 2021, were published in the “Official Gazette of the State of Bahia” and in the newspaper “O Correio da Bahia” in the edition of March 18, 2021. The above documents were made available to shareholders at the Company's headquarters and published on the CVM and the Company's web pages at least 1 (one) month in advance of the present date, pursuant to the Law SA and applicable CVM regulations. The other documents and information related to the agenda, pursuant to CVM Rule 481 and CVM Instruction 480, of December 7, 2009, as amended (“CVM Rule 480”), were disclosed to the Company's shareholders, through the presentation to the CVM through the Empresas.Net System, on March 11, 2021, which are available at the Company's headquarters.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

4.              ATTENDANCE: The Meeting was attended by shareholders representing 98.85% (ninety-eight point eighty-five percent) of the voting capital of the Company and 72.82% (seventy-two point eighty-two percent) of the preferred shares issued by the Company, as verified by the information contained in the analytical maps prepared by the bookkeeper and by the Company itself, in the form of article 21-W, items I and II of CVM Rule 481, and the records of the electronic system of distance participation made available by the Company, under the terms of article 21-V, item III of CVM Rule 481. Mr. Octavio Zampirollo Neto, representative of Grant Thornton Auditores Independentes, independent auditor of the Company, Mr. Carlos Alberto Rechelo Neto, also participated as a member of the Fiscal Council of Company, and Mr. Pedro van Langendonck Teixeira de Freitas, representative of the Company's management, who were available for clarification regarding the matters that are the object of the Meeting.

5.              COMPOSITION OF THE PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Ms. Paula Cristina Penteado Magalhães Azevedo acting as chairwoman of the meeting and Ms. Clarisse Mello Machado Schlieckmann as secretary of the meeting, who were chosen as established in article 16, paragraph 3, of the Company’s Bylaws.

6.              FISCAL COUNCIL’S REPORT: The Company’s Fiscal Council, on March 10, 2021, considering in its analysis the unqualified report of KPMG Auditores Independentes, issued a favorable opinion to the proposal presented by the Management for approval, by the Annual General Meeting, of the proposal for the allocation of the results of the fiscal year ended on December 31, 2020, as stated in the statement of shareholders’ equity, contained in the Financial Statements for the fiscal year ended on December 31, 2020, and that the balance of the Company’s profit reserves is partially used to cover the entire amount of the loss for the year.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

7.              AGENDA:

7.1.         ON ANNUAL GENERAL MEETING: (i) Examine, discuss and vote on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, referring to the fiscal year ended on December 31, 2020; (ii) Examine, discuss and vote on the Management Report and the respective Management Accounts for the fiscal year ended on December 31, 2020; (iii) Examine and discuss the Management Proposal for the allocation of the results for the fiscal year ended on December 31, 2020; (iv) To resolve on the election of members of the Company's Fiscal Council and respective alternates; and (v) To resolve on the annual and global compensation of the managers and members of the Company's Fiscal Council for the fiscal year to end on December 31, 2021; and

7.2.         ON EXTRAORDINAY MEETING: (vi) Resolve on the replacement of an alternate member of the Company's Board of Directors, appointed by the shareholders Novonor SA - Under judicial recovery (formerly known as Odebrecht SA) and OSP Investimentos SA - Under judicial recovery (jointly, “Novonor”) as a complement term of office, until the Annual General Meeting that will consider the financial statements for the fiscal year to end on December 31, 2021; and (vii) Resolve on the reform and consolidation of the Company's Bylaws, as per changes contained in the Management Proposal, to implement adjustments to the powers of the Board of Directors.

8.              PRELIMINARY PROCEDURES: Before initiating the meeting, the Chairwoman of the meeting provided clarifications on the operation of the remote participation electronic system made available by the Company and also on the form of communicating and voting by the shareholders who remotely participate at the Meeting, and she also informed that: (i) the meeting would be recorded, and the recording will be filed at the Company's headquarters, under the terms of article 21-E, sole paragraph, of CVM Rule 481; (ii) the new documents eventually presented during the Meeting, which had not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for remote participation in the meeting allowed shareholders to hear the statements of all other shareholders and address the members of the presiding Board and other participants in the Meeting, thus allowing communication between shareholders. The Chairwoman also asked if the shareholders who were participating through the electronic system that had submitted a vote by sending a Remote Voting Bulletin (“Bulletin”) and wished to change their vote at this Meeting, so that the votes received through the Bulletin were disregarded, as provided for in article 21-C, paragraph 2, item II of CVM Rule 481.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

9.              RESOLUTIONS: The reading of the consolidated synthetic voting map of the votes casted by means of Bulletins was unanimously dismissed by the shareholders, according to article 21-W, paragraph 4 of CVM Rule 481, since this document was released to the market by the Company on May 12, 2021. In addition, by proposal of the Chairwoman of the meeting, the reading of the documents related to the matters to be resolved at this Meeting was unanimously waived by all the shareholders, since they were previously made available and are fully known by shareholders. The shareholders also unanimously authorized the publication of the minute of this Meeting without the signatures of the shareholders, pursuant to article 130, paragraph 2, of the Corporation Law. The matters on the agenda were submitted for discussion and voting, and the following resolutions were passed:

9.1.         ANNUAL GENERAL MEETING:

9.1.1.   FINANCIAL STATEMENTS AND MANAGEMENT REPORT: Approve, by unanimous voting of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented in Exhibit I of these minute, which, for all purposes, shall be considered as an integral part of this minute, the Management Report and respective Managers’ Accounts, the Financial Statements of the Company, containing the Explanatory Notes, duly accompanied with the Report and Opinion issued by the independent auditors of the Company, KPMG Auditores Independentes, and the Report issued by the Fiscal Council, all related to the fiscal year ended on December 31, 2019.

9.1.2.   MANAGEMENT’S REPORT AND RESPECTIVE ADMINISTRATORS’ ACCOUNTS: To approve, by unanimous vote of the shareholders holding common shares of the Company, without any reservations or reservations, according to the voting map set out in Attachment I to these minutes, which, for all purposes, must to be considered an integral part of these minutes, the Management Report and the Management Accounts of the Company for the fiscal year ended on December 31, 2020.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

9.1.3.   ALLOCATION OF THE RESULTS OF THE FISCAL YEAR ENDED ON DECEMBER 31, 2019:

9.1.3.1. Record the assessment of losses in the fiscal year ended on December 31, 2019, in the amount of R$ 6,691,720,320.74 (six billion, six hundred and ninety-one million, seven hundred and twenty thousand, three hundred and twenty reais and seventy-four cents), included in the Statement of Income for the Year, of the Financial Statements for the fiscal year ended on December 31, 2020.

9.1.3.2. Approve, by unanimous voting votes of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented in Exhibit I of this minute, which, for all purposes, should be considered an integral part of this minute, that the amount of R$ 6,667,262,951, 65 (six billion, six hundred and sixty-seven million, two hundred and sixty-two thousand, nine hundred and fifty-one reais and sixty-five cents), corresponding to the loss amount determined in the year, after considering the effects of the amounts posted directly in the Accumulated Profits (Losses) item, as shown in the Statement of Net Equity of the Financial Statements for the fiscal year ended on December 31, 2020, be partially absorbed by the Capital Reserves and Profit Reserves of the Company, passing the balance of such Reserves of R $ 232,460,444.01 (two hundred and thirty-two million, four hundred and sixty thousand, four hundred and forty-four reais and one cent) and R $ 1,905,255,364.97 (one billion, nine hundred and five million, two hundred and fifty-five thousand, three hundred and sixty-four reais and ninety-seven cents), respectively, on December 31, 2020, for R $ 0.00 (zero reais) in both, pursuant to article 189, sole paragraph of the Brazilian Corporation Law; and

9.1.3.3.                 To state that, with the allocation of the loss determined in the year, the “Accumulated Losses” account of the Company will now register the amount of R$ 4,529,547,142.68 (four billion, five hundred and twenty-nine million, five hundred and forty-seven thousand, one hundred and forty-two reais and sixty-eight cents).

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

9.1.4.   ELECTION OF EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE ALTERNATES:

9.1.4.1.                 In compliance with the prior request of minority shareholders, holding preferred shares issued by the Company, the procedure for the separate election of members of the Fiscal Council was installed, as provided for in article 161, paragraph 4, item "a" of the Corporation Law, so that were elected by majority of the votes of the minority shareholders of preferred shares who participated in the separate election, without the participation of shareholders linked to the controlling shareholders, recorded the abstentions and contrary votes, according to the voting map in the Exhibit I to this minute, which for all intents and purposes shall be deemed to be an integral part of these minutes:

9.1.4.1.1.	Ms. HELOISA BELOTTI BEDICKS, Brazilian citizen, married, economist, bearer of Identity Card (RG) nº. 8394969 SSP/SP, enrolled with the CPF/ME under nº. 048.601.198-43, resident and domiciled at Alameda dos Anapurus, nº 883, ap 141, Indianópolis, Zip Code 04087-002, in the City of São Paulo, State of São Paulo, as effective member of the Fiscal Council; and

9.1.4.1.2.	Mr. REGINALDO FERREIRA ALEXANDRE, Brazilian citizen, married, economist, bearer of identity card (RG) nº. 8.781.281 SSP/SP, enrolled with the CPF/ME under nº. 003.662.408-03, resident and domiciled at Rua Leonardo Mota, No. 66, ap 122, Vila Indiana, Zip Code 05586-090, in the City of São Paulo, State of São Paulo, as her respective alternate.

9.1.4.2.                 Following this, it was approved, in a majority election, by majority voting of the shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions and contrary votes, according to the voting map in the Exhibit I to the this minute, which for all purposes shall be considered an integral part of this minute, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, as per the slate composed by shareholders Novonor and Petrobras, for a term of one (1) year, starting on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2021, pursuant to articles 42 and 43 of the Company's Bylaws:

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

As effective members:

9.1.4.2.1.	Mr. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 00716820-90 SSP/BA, enrolled with the CPF/ME under nº. 075.434.415-00, resident and domiciled in the City of Salvador, State of Bahia, with commercial address at Avenida Orlando Gomes, S/ nº., Condomínio Parque Costa Verde, Rua A, Quadra F, Lote 2, Piatã, Zip Code 41650-010, in the City of Salvador, State of Bahia;

9.1.4.2.2.	Mr. GILBERTO BRAGA, Brazilian citizen, married under partial property ruling, economist and accountant, bearer of Identity Card (RG) nº.04722037-1 DETRAN/RJ, enrolled with the CPF/ME under nº 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with business address at Avenida Embaixador Abelardo Bueno, nº 600, Condomínio One World Office, Bloco C, salas 669/670, Barra da Tijuca, Zip Code 22775-023, in the City of Rio de Janeiro, State of Rio de Janeiro;

9.1.4.2.3.	Mr. MARCÍLIO JOSE RIBEIRO JÚNIOR, Brazilian, married under partial property ruling, accountant, holder of the National Driver's License CNH nº 00797684293 DENATRAN / RJ, registered with CPF / ME under nº 020.822.297-93, resident and domiciled at City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida República do Chile, 65, Sala 1301, Centro, CEP 20.031-912, in the City of Rio de Janeiro, State of Rio de Janeiro

9.1.4.2.4.	Mr. AMÓS DA SILVA CANCIO, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 085586295 DIC/RJ, enrolled with the CPF/ME under nº. 991.201.867-20, resident and domiciled in the City and State of Rio de Janeiro, with his business address at Avenida República do Chile, nº 65, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro.

As respective alternate members:

9.1.4.2.5.	Mr. IVAN SILVA DUARTE, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 03732230-30 SSP/BA, enrolled with the CPF/ME under nº 611.242.065-15, resident and domiciled in the City of Salvador, State of Bahia, with his business address at Avenida Tancredo Neves, nº. 60, Torre Empresarial Mundo Plaza, Caminho das Árvores, Zip Code 41820-020, in the City of Salvador, State of Bahia;

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

9.1.4.2.6.	Ms. TATIANA MACEDO COSTA RÊGO TOURINHO, Brazilian citizen, married under partial property ruling, business administrator, bearer of Identity Card (RG) nº 0823710327 SSP/BA, enrolled with the CPF/ME under nº 951.929.135- 00, resident and domiciled in the City of São Paulo, State of São Paulo, with her business address located at Rua Lemos Monteiro, nº. 120, Butantã, Zip Code 05501-050, City of São Paulo, State of São Paulo;

9.1.4.2.7.	Ms. VIVIANA CARDOSO DE SÁ E FARIA, Brazilian, married under partial property ruling, economist, holder of the Identity Card RG nº 10358981-8 IFP/RJ, registered with the CPF/ME under nº 026.921.737-16, resident and domiciled at Rua Ministro Raul Fernandes, 210, apartment 406, Botafogo, CEP 22.260-40, in the City of Rio de Janeiro, State of Rio de Janeiro;

9.1.4.2.8.	Mr. PEDRO ALBUQUERQUE ZAPPA, Brazilian, married, married under the regime of partial communion of goods, economist, holder of Identity Card RG nº 20214455-6 DIC-RJ, enrolled in CPF / ME under nº 099.788.317-03, resident and domiciled in the City of Niterói, State of Rio de Janeiro, with business address at Avenida República do Chile, 65, Centro, CEP 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro.

The members of the Fiscal Council and alternates elected herein shall take office within legal terms, by signing the respective instrument of investiture drawn up in a proper book, having submitted written declarations, for the proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law nº. 8,934/94, as amended by Article 4 of Law nº. 10,194/01, which are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction, having also submitted, to comply with the provisions of CVM Rule 358, written statements, in accordance to the terms of referred instruction, which were filed at the Company's headquarters.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Based on the elections or reelections, as the case may be, appointed in this item 9.1.4, the Company's Fiscal Council is hereby composed as follows:

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
MARCILIO JOSE RIBEIRO JUNIOR	VIVIANE CARDOSO DE SA E FARIA
AMÓS DA SILVA CANCIO	PEDRO ALBUQUERQUE ZAPPA
HELOÍSA BELOTTI BEDICKS	REGINALDO FERREIRA ALEXANDRE

9.1.5.   GLOBAL AND ANNUAL COMPENSATION OF THE ADMINISTRATORS AND MEMBERS OF THE FISCAL COUNCIL: Approve, by majority voting of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the contrary votes, according to the voting map presented in the Exhibit I of the this minute, which for all intents and purposes be considered an integral part of these minutes, the total amount of BRL 72,478,883.96 (seventy-two million, four hundred and seventy-eight thousand, eight hundred and eighty-three reais and ninety-six cents) referring to the annual and global compensation of the Directors for the fiscal year 2021, including the fees fixed and variable, as well as the applicable benefits, net of social charges that are the employer's burden, as understood by the CVM Board in Process No. 19957.007457/2018-10, reflected in the guidelines of Circular Letter CVM/SEP/No. 01/2021 and which must be individualized by the Company's Board of Directors, in accordance with the provisions of articles 25 and 26, item “viii” of the Company's Bylaws. Additionally, the amount of BRL 1,020,637.80 (one million, twenty thousand, six hundred and thirty-seven reais and eighty cents) was approved, referring to the remuneration of the members of the Fiscal Council for the fiscal year 2021, in compliance with the provisions of article 162, paragraph 3 of the Brazilian Corporation Law, totaling, therefore, an annual and global remuneration of the Directors and members of the Fiscal Council in the amount of BRL 73,499,521.76 (seventy-three million, four hundred and ninety-nine thousand, five hundred and twenty-one reais and seventy-six cents).

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

ON EXTRAORDINARY MEETING:

9.2.1. REPLACEMENT OF ALTERNATE MEMBER OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation presented by Mr. Guilherme Duarte Abud, alternate member of the Company's Board of Directors, according to the letter of resignation received and filed at the Company's headquarters on November 25, 2020: (a) to approve, by unanimous vote of the shareholders holding common shares of the Company, the abstentions are recorded, according to the voting map set out in Attachment I to these minutes, which, for all purposes, should be considered as an integral part of the these minutes, the election of Ms. LAURA MANIERO GADELHO, Brazilian, married under the partial communion of goods regime, lawyer, registered at OAB / SP under number 257.921-1, registered at CPF / ME under number 327.092.088- 14, resident and domiciled in the City of São Paulo, State of São Paulo, Rua Pio XI, 1856, apartment 34, CEP 05.468-150, as an alternate member of the Company's Board of Directors, appointed by the shareholder Novonor to replace to Mr. Guilherme Duarte Abud, in addition to his mandate, which will end on the occasion of the Annual Shareholders' Meeting that will assess the Company's financial statements for the fiscal year ending on December 31, 2021.

The elected member of the Company’s Board of Directors shall take office within the legal terms, by signing the respective deed of investiture drawn up in the proper book. The Board members now elected were previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the purpose of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction, having also presented, in order to comply with the provisions of CVM Rule No. 358, of January 3, 2002, and CVM Rule No. 367, of May 29, 2002, written statements, in accordance with said Rulings, which were filed at the Company’s headquarters. The new member also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company's headquarters.

Due to the elections resolved upon in this item 9.2.1, the Company's Board of Directors shall have the following composition:

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Chairman)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (Vice-Chairman)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
MARCELO KLUJSZA	-
ANDREA DA MOTTA CHAMMA	MARIA ISABEL DE FARIA PEREZ
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	-
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PAULO ROBERTO VALES DE SOUZA	LAURA MANIERO GADELHO
ROBERTO FALDINI	-
ROGÉRIO BAUTISTA NOVA MOREIRA	GUILHERME SIMÕES DE ABREU

9.2.2. AMENDMENT AND RESTATEMENT OF THE BYLAWS: To approve, by unanimous vote of the shareholders holding common shares of the Company, recorded the abstentions, according to the voting map in Attachment I hereto, which, for all purposes, should be considered as an integral part of these minutes: (i) the amendment to article 1, paragraph 1 of the Company's Bylaws, to adapt to the new corporate name of the stock exchange, namely B3 SA - Brasil, Bolsa, Balcão; (ii) the inclusion of item (xx), of article 26, in the Company's Bylaws, for the creation of a specific rule to regulate the competence of the Board of Directors to approve the acquisition of raw materials; and (iii) the inclusion of article 50 in the Company's Bylaws, to include the rule for converting amounts into dollars, in view of the inclusion of art. 26, item (xx), deliberated above, which provides for a dollar limit to regulate the competence of the Board of Directors to approve the acquisition of raw materials. Due to the above changes, as well as formal renumbering adjustments and cross-references, the consolidation of the Company's Bylaws was approved, which is included in these minutes as Exhibit II.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

10.           ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Rule nº 480, the total approvals computed from the voting on each item of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. As there were no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, read, discussed and found to be in order, signed by the members of the Presiding Board, and the shareholders who attended the Meeting by means of the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be considered as subscribers to these minutes, pursuant to article 21-V, paragraphs 1 and 2 of CVM Rule 481, and the Company's Shareholders' Attendance Book. Also, pursuant to article 130, paragraph 1 of the Corporation Law, this minute were drawn up in the form of a summary of the facts occurred. At last, the publication of these minutes without the shareholders' signatures, pursuant to article 130, paragraph 2 of the Corporation Law, was authorized by unanimous vote of the shareholders.

11.           SIGNATURES: Presiding Board: Chairman: Ms. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Ms. Clarisse Mello Machado Schlieckmann.

Present Shareholders:

OSP INVESTIMENTOS S.A.

NOVONOR S.A.

(by Ms. Naiara Erthal Assad)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(by Mr. Eduardo Belotti Paes de Figueiredo)

FINACAP MAURITSSTAD FIA E FINACAP ICATU PREV FIFE FIA

(by Luiz Fernando Correia de Araujo Filho)

RENATO SOBRAL PIRES CHAVES

SERGIO TEIXEIRA GONTIJO

(by Leandro Augusto Ramozzi Chiarottino)

GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES

ALASKA BLACK ADVISORY XP SEGUROS FIFE PREVIDENCIA FIM

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

BEST INVESTMENT CORPORATION

PREDIQUANT A3

THE BANK OF NEW YORK

(by Livia Beatriz Silva do Prado)

Votes submitted via Remote Voting bulletin:

SOJITZ CORPORATION
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
IRISH LIFE ASSURANCE PLC
MANAGED PENSION FUNDS LIMITED
NORGES BANK
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
ACADIAN EMEMRGING MARKETS EQUITY FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
ILLINOIS MUNICIPAL RETIREMENT FUND
UTAH STATE RETIREMENT SYSTEMS
FLORIDA STATE BOARD OF ADMINISTRATION
CMLA INTERNATIONAL SHARE FUND
CITY OF NEW YORK GROUP TRUST
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
IBM DIVERSIFIED GLOBAL EQUITY FUND
COMMONWEALTH BANK GROUP SUPER

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
LEGAL GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
AMERICAN HEART ASSOCIATION, INC.
CITY OF EDMONTON EQUITY UNIT TRUST
COMMONWEALTH GLOBAL SHARE FUND 22
COMMONWEALTH GLOBAL SHARE FUND 23
ACADIAN EMERGING MARKETS EQUITY II FUND, LLC
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
STICHTING PGGM DEPOSITARY
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COMMONWEALTH EMERGING MARKETS FUND 6
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
TEXAS MUNICIPAL RETIREMENT SYSTEM
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
BAPTIST HEALTH SOUTH FLORIDA, INC.
ARROWSTREET US GROUP TRUST
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
MISSOURI EDUCATION PENSION TRUST
ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF
CCL Q GLOBAL EQUITY FUND
CCL Q GROUP GLOBAL EQUITY FUND

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

STATE STREET IRELAND UNIT TRUST
SPDR SP EMERGING MARKETS FUND
TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK
CONSTRUCTION BUILDING UNIONS SUPER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
ITAU FUNDS - LATIN AMERICA EQUITY FUND
ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
COLONIAL FIRST STATE INVESTMENT FUND 10
THE BOARD OF THE PENSION PROTECTION FUND
FUNDAMENTAL LOW V I E M EQUITY
ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND
ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND
LEGAL GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
CCL Q GLOBAL EQUITY MARKET NEUTRAL MASTER FUND LTD.
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
INVESCO STRATEGIC EMERGING MARKETS ETF
VANGUARD ESG INTERNATIONAL
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
PACIFIC CAPITAL UCITS FUNDS PLC
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
CCL Q INTERNATIONAL SMALL CAP EQUITY FUND
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
PINEBRIDGE EMERGING MARKETS DYNAMIC MULTI-ASSET FUND
CCL Q GLOBAL SMALL CAP EQUITY FUND
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
ARROWSTREET EMERGING MARKET TRUST FUND
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
NEW YORK STATE COMMON RETIREMENT FUND
NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
SCHRODER INTERNATIONAL SELECTION FUND
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Camaçari/Bahia, April 13, 2021.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Clarisse Mello Machado Schlieckmann Secretary

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

EXHIBIT I

FINAL SYNTHETIC SUMMARY VOTING MAP

Annual and Extraordinary General Meeting

held on April 13, 20211[1]

Description of the Resolution	Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Annual General Meeting

Examine, discuss and vote on Company’s Financial Statement, containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2020.	Approvals	446.492.737	-	64%	100,0%	0,0%
	Rejections	-	-	0,0%	0,0%	0,0%
	Abstentions	-	-	0,0%	0,0%	0,0%
Examine, discuss and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2020.	Approvals	446.492.737	-	64%	100,0%	0,0%
	Rejections	-	-	0,0%	0,0%	0,0%
	Abstentions	-	-	0,0%	0,0%	0,0%
Resolve on the management proposal for allocation of the results in the fiscal year ended December 31, 2020.	Approvals	446.492.737	-	64%	100,0%	0,0%
	Rejections	-	-	0,0%	0,0%	0,0%
	Abstentions	-	-	0,0%	0,0%	0,0%

1This voting map does not include matters that were not subject to resolution by this Annual and Extraordinary General Meeting.

2 Such item of the deliberation did not occur, reason why only the votes received through the Remote Voting Bulletin were counted.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Do you wish to request a separate election by minority shareholders holding common shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?		Approvals	-	-	0,0%	0,0%	0,0%
		Rejections	-	-	0,0%	0,0%	0,0%
		Abstentions	4.345.162	-	0,6%	1,0%	0,0%
Do you like to request a separate election by minority shareholders who hold preferred shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?		Approvals	-	65.448.382	9,4%	0,0%	26,1%
		Rejections	-	141.394	0,0%	0,0%	0,1%
		Abstentions	-	289.044	0,0%	0,0%	0,1%
Election of candidates for the Fiscal Council by the separate vote referred to in article 161, paragraph 4, item “a” of the Corporate Law)	HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	Approvals	-	58.549.083	8,4%	0,0%	23,3%
		Rejections	-	153.368	0,0%	0,0%	0,1%
		Abstentions	-	237.172	0,0%	0,0%	0,1%

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Election of the fiscal board (group of candidates)	ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) MARCILIO JOSE RIBEIRO JUNIOR (EFFECTIVE) / VIVIANA CARDOSO DE SÁ E FARIA (ALTERNATE) AMÓS DA SILVA CÂNCIO (EFFECTIVE) / PEDRO ALBUQUERQUE ZAPPA (ALTERNATE)	Approvals	443.139.231	-	63,6%	99,2%	0,0%
		Rejections	6	-	0,0%	0,0%	0,0%
		Abstentions	3.353.500	-	0,5%	0,8%	0,0%

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?[2]	Approvals	-	-	0,0%	0,0%	0,0%
	Rejections	-	-	0,0%	0,0%	0,0%
	Abstentions	4.345.162	-	0,6%	1,0%	0,0%

[2] Such item of the deliberation did not occur, reason why only the votes received through the Remote Voting Bulletin were counted.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021, in the total amount of R $ 72,478,883.96, referring to the annual and global remuneration of the Administrators, and the amount of R $ 1,020,637.80 referring to the remuneration of the members of the Fiscal Council.	Approvals	446.492.731	-	64,0%	100,0%	0,0%
	Rejections	6	-	0,0%	0,0%	0,0%
	Abstentions	-	-	0,0%	0,0%	0,0%

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

ASSEMBLEIA GERAL EXTRAORDINÁRIA
To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. - Under judicial reorganization (formerly known as Odebrecht S.A.) and OSP Investimentos S.A. - Under judicial reorganization (“Novonor”) to complement a term of office, until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2021	LAURA MANIERO GADELHO (ALTERNATE)	Approvals	443.107.837	-	63,6%	99,2%	0,0%
		Rejections	-	-	0,0%	0,0%	0,0%
		Abstentions	3.384.900	-	0,5%	0,8%	0,0%
To resolve upon the amendment and restatement of the Company’s Bylaws, according to the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors		Approvals	443.139.237	-	63,6%	99,2%	0,0%
		Rejections	-	-	0,0%	0,0%	0,0%
		Abstentions	3.353.500	-	0,5%	0,8%	0,0%

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, II” and paragraph 5 of Corporation Law, and the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

EXHIBIT II

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão(“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

.

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company’s term of duration is unspecified.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, forty and nine thousand six hundred and seventy-two (345,049,672) class “A” preferred shares; and five hundred thousand, two hundred and thirty (500,230) class “B” preferred shares

.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii)	creation of classes of preferred shares more favorable than the existing classes;
(iii)	conversion of preferred shares into common shares of the Company;
(iv)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v)	amendment to the Company’s bylaws;
(vi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii)	increase or reduction in the number of members in the Company’s Board of Directors;
(ix)	ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;
(xi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;
(xii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;
(xiii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;
(xiv)	election and substitution of members of the Board of Directors and Fiscal Council; and
(xv)	determination of the annual compensation of administrators.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Paragraph 1 – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Paragraph 2 – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Paragraph 3 – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;
(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);
(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;
(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021
(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;
(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;
(vii)	approving the criteria for the employee participation in the profit sharing program;
(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;
(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;
(x)	appointing and replacing the independent auditors of the Company and its controlled companies;
(xi)	calling the Annual and Extraordinary General Meeting(s);
(xii)	submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;
(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;
(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company’s Business Plan;
(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;
(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021
(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;
(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R $ 20,000 .000.00 (twenty million reais) per operation or higher, together, to R $ 60,000,000.00 (sixty million reais) per fiscal year;
(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;
(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”
(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;
(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);
(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021
(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;
(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;
(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;
(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;
(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;
(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws; and
(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

CHAPTER VII

COMPLIANCE

Article 29 – The Company will have a permanent Compliance Committee, composed of at least three (3) independent members of the Company's Board of Directors, indicated by the Board itself, in accordance with the Internal Rules of the Committee

Article 30 – The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance Committee and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VIII

EXECUTIVE BOARD

Article 31 – The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 32 - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 34 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Article 33 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 36 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article 37 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 42 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 45 - The financial year begins on January 1 and ends on December 31 of each year.

Article 46 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 47 - The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 48 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

GENERAL CONSIDERATIONS

Article 49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004

Amendment on 03/31/2005 - Article 4 – Reverse Shares Split

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden

Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno

Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530

Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)

Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust

Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ

Amendment on 12/22/2008 - Article 4 - Cancellation of Shares

Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo

Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital

Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica

Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

BRASKEM S.A. Tax ID (C.N.P.J.) No. 42.150.391/0001-70 State Registration (NIRE) 29.300.006.939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 13, 2021

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.